November 8, 2010
Via EDGAR & Facsimile
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Gas Natural Inc. Request for Acceleration of Registration Statement on Form S-1 SEC File No. 333-167859
Dear Mr. Owings,
Pursuant to Rule 461 of the Securities Act of 1933, as amended, this letter shall serve as the request for acceleration of Gas Natural Inc. (the “Registrant”), relating to the Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2010 (the “Registration Statement”). The Registrant respectfully requests that the Registration Statement be declared effective as soon as possible after the filing of Amendment No. 5 to the Registration Statement, and by 5:00 p.m., on November 9, 2010 or as soon as possible thereafter.
The Registrant acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant and its management. The Registrant acknowledges to the Commission that:
(i)	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	The Registration represents that it will not assert the declaration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions you have concerning this request for acceleration to Christopher J. Hubbert at 216-736-7215. Please fax written confirmation of the Commission’s acceptance of the acceleration request to Mr. Hubbert at 216-621-6526. Thank you for your attention to this matter.

Sincerely,

/s/ Thomas J. Smith
Thomas J. Smith
Chief Financial Officer

cc.	Robert Errett Kevin J. Degenstein Christopher J. Hubbert Marc C. Krantz